SRK Consulting (Canada) Inc.
Suite 2200 - 1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

CERTIFICATE OF QUALIFIED PERSON

Gilles Arseneau, Ph.D., P. Geo.

I, Gilles Arseneau, am a Professional Geoscientist, employed as an Associate Geological Consultant with SRK Consulting (Canada) Inc.

This certificate applies to the technical report titled “Technical report on the Onek deposit, Onek property, Keno Hill district, Yukon” dated September 8, 2011.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated with B.Sc. in Geology from the University of New Brunswick, 1979; a M.Sc. in Geology from the University of Western Ontario, 1984 and a Ph.D. in Geology from the Colorado School of Mines, 1995

I have been involved in mining since 1979 and have practised my profession continuously since 1995. I have been involved with exploration projects and consulting covering a wide range of mineral commodities in Africa, South America North America and Asia including deposits similar to Onek deposit. I have over ten years’ experience in resource estimation using Gemcom software.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure of Mineral Projects (NI 43-101).

I have visited the Onek site between July 26 and July 28, 2010.

I am responsible for all the Sections of the “Technical report on the Onek deposit, Onek property, Keno Hill district, Yukon” dated September 8, 2011.

I am independent of Alexco Resources Corp. and of the Onek property as independence is described by Section 1.5 of NI 43-101.

I have not previously been involved with the Onek Project.

I have read National Instrument 43-101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and sealed by”
Gilles Arseneau, Ph.D., P.Geo.	Dated: September 8, 2011

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